

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Michael P. Scarpelli
Chief Financial Officer
ServiceNow, Inc.
4810 Eastgate Mall
San Diego, CA 92121

> **Re: ServiceNow, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-35580**

Dear Mr. Scarpelli:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page 63

1.   We note that you sell services through your direct sales force as well as indirect channels which include resellers and system integrators. Please explain any differences in sales, credit and collection terms, as well as any differences in how each of the basic revenue recognition criteria is met, for sales through indirect channels compared to direct sales.

2.   With regard to evidence of an arrangement, we note that historically when you did not have a signed contract a purchase order or a signed order form was considered to

represent evidence of an arrangement. We further note that in situations where you have both a signed contract and either a purchase order or signed order form, you consider the signed contract to represent the final persuasive evidence of an arrangement. Please explain in further detail, your current and historical customary practices for obtaining evidence of an arrangement and tell us whether there are differences based on type of customer or sales channel. Also, please clarify the implications, if any, of using a signed contract rather than a purchase order or signed order form as evidence of an arrangement.

3.   Where you rely upon a purchase order as evidence of an arrangement, please tell us how you determine that the terms of the purchase order comply with your required terms of sale. In this regard, your use of written purchase orders issued by the customer as evidence of an arrangement should be clarified. Please tell us if the purchase order terms in all cases reflect your normal sales agreement conditions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant